Exhibit 99.3
1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
(303) 573-1660
FAX (303) 595-9385
www.royalgold.com
Email: royalgold@royalgold.com

February 28, 2007
Private and Confidential
Battle Mountain Gold Exploration Corp.
One East Liberty Street
Sixth Floor, Suite 9
Reno, Nevada 89504
Attn: Mark D. Kucher
Dear Mr. Kucher:
     Following our prior discussions in which I advised you that Royal Gold, Inc., (“Buyer”) wishes to pursue an acquisition (the “Transaction”) of the business and operations of Battle Mountain Gold Exploration Corp. (“Battle Mountain”), we are providing this letter to provide Battle Mountain with a proposal for a Transaction as outlined below (the “Proposal”). By signing this Proposal, Battle Mountain and Buyer represent that their respective boards of directors have approved this Proposal, this letter and the agreements referenced in paragraph 3 below. This Proposal is subject to our satisfactory completion of the confirmatory due diligence outlined below, receipt of a satisfactory fairness opinion by Buyer’s board of directors, and completion of legal documentation. Assuming we receive our diligence requests and are granted access to requested personnel and assets in a timely manner, we are confident that we will complete our confirmatory due diligence and be in a position to sign a purchase agreement within 45 days following your acceptance of this Proposal.
     The principal terms and conditions of the proposed Transaction are as follows:
1. The Acquisition
     (a) Merger Agreement. The Transaction will be subject to the terms of a merger agreement (“Definitive Agreement”) in customary form that is acceptable to both Buyer and Battle Mountain. The parties agree to structure the transaction as a stock for stock merger.

     (b) Consideration. The purchase price will be payable at Closing with 1,570,507 shares of Buyer’s common stock in exchange for all shares of Battle Mountain
     (on a fully-diluted basis). Buyer’s common stock will have been registered with the United States Securities and Exchange Commission (“SEC”) and approved for listing on NASDAQ and the Toronto Stock Exchange.
     (c) Closing. The closing of the Transaction (“Closing”) would take place on October 1, 2007, or such other date as the parties mutually agree in writing.
2. Definitive Agreement.
     The Transaction would take place pursuant to the terms of a Definitive Agreement which will be in customary form and satisfactory to the parties thereto and their respective counsel. Among other things, the Definitive Agreement will contain:
     (a) Representations and Warranties of Battle Mountain. Customary representations and warranties regarding Battle Mountain covering among other things: (i) the accuracy of all financial statements in accordance with GAAP submitted to Buyer, and all reports filed with the SEC since December 31, 2003 are accurate in all material respects and comply with all applicable legal requirements; (ii) the absence of undisclosed liabilities; (iii) the absence of any material adverse change since September 30, 2006; (iv) Battle Mountain’s title to its assets, free of all liens and encumbrances; (v) compliance with all laws and governmental regulations applicable to Battle Mountain’s business and operations, including, without limitation, all laws and regulations relating to environmental and labor matters; and (vi) the absence of undisclosed claims, litigation, infringement and contract defaults.
     (b) Representations and Warranties of Buyer. Customary representations and warranties of Buyer.
     (c) Interim Operations. Customary covenants prohibiting Battle Mountain from engaging in transactions outside the ordinary course of its business prior to the Closing without Buyer’s prior written consent, including prohibitions on the declaration and payment of dividends, the incurrence of additional debt, or the issuance of additional securities (including without limitation taking any additional amounts out of the existing escrow in connection with the sale of common stock). Battle Mountain will also agree to obtain stockholder approval of the Definitive Agreement by written consent of stockholders in lieu of a meeting by the requisite vote to approve the Transaction simultaneously with the execution of the Definitive Agreement.
     (d) “No-Shop” and Break-Up Fee Provisions. “No-shop” and break-up fee provisions consistent with those in this letter.

     (e) Closing Conditions. Customary conditions to the obligations of the parties to complete the Transaction at the Closing, which shall include, but not be limited to, the following conditions to Buyer’s obligation to complete the Transaction: (i) the absence of any material adverse change in the business, assets, properties, liabilities or condition of Battle Mountain prior to the Closing; (ii) the accuracy of the parties’ representations and warranties; (iii) receipt of all necessary clearance, consents and approvals of governmental agencies and third parties, including any required stockholder approval by Battle Mountain; and (iv) receipt of satisfactory title opinions concerning Battle Mountain’s royalty properties and satisfactory completion of any due diligence review identified in paragraph 4 below which is not finalized prior to execution of the Definitive Agreement.
     (f) Non-Competition. Customary covenants by Mark D. Kucher and David Atkinson not to compete with the business and operations of Buyer for a period of three years from the later of the date of Closing or the date of payout under their respective existing employment agreements.
3. Option and Voting Agreements. This Proposal is subject to Buyer being able to reach a satisfactory agreement with Mark D. Kucher regarding a 12-month option to acquire his shares in Battle Mountain for the same per share consideration contemplated by this Proposal and an agreement to vote in favor of and support this Transaction.
4. Due Diligence Review.
(a)	As discussed above, Buyer’s willingness to proceed with the Transaction is subject to the satisfactory completion of a review by Buyer of the business, technical, financial and legal affairs of Battle Mountain. Such review shall include, but not be limited to:
(i)	Completion of commercial, tax and financial due diligence;

(ii)	Review of all of such geological, metallurgical, and other technical data and information, including operations, reserve information and exploration data, as is (A) under Battle Mountain’s control, or (B) made available to Buyer by the operators of Battle Mountain’s royalty properties (which data and information shall be provided to Battle Mountain in the event that Buyer does not proceed with the Transaction), the condition of the assets, and related matters;

(iii)	Completion of legal due diligence, including review of Battle Mountain’s corporate books and records, all contracts and agreements of Battle

Mountain, including but not limited to all agreements relating to royalty interests and other interests in lands, leases, employment contracts, marketing contracts, loan and credit agreements, and other agreements, and review of surface and mineral titles; and

(iv)	Interviews with management personnel and the operators of Battle Mountain’s royalty properties.
(b)	Battle Mountain acknowledges that the additional royalty on the Dolores property (“Dolores Royalty”) and the interests (“Interest A”) described in Section 1 of Schedule A to the February 21, 2007 Nondisclosure Agreement between the parties, as amended by letter agreement dated February 24, 2007 (“Nondisclosure Agreement”), each of which Battle Mountain expects to acquire within 35 days following the date of this letter, are each assets that have a value material to Buyer’s determination of the consideration to be paid in the Transaction.
(i)	Buyer shall have no obligation to proceed with the Transaction, and Buyer shall be entitled to receive all break-up fees and all other fees and expenses described in paragraph 6(a) below if Battle Mountain has not completed its acquisition of the Dolores Royalty prior to the expiration of this letter.

(ii)	Buyer shall have no obligation to proceed with the Transaction, and Buyer shall be entitled to receive the fees and expenses, but not the break-up fees, described in paragraph 6(a) below if Battle Mountain has not completed its acquisition of Interest A prior to the expiration of this letter.
(c)	Battle Mountain also agrees to use its immediate and best commercial efforts to enter into a binding definitive agreement, acceptable to Buyer, to acquire the interests (“Interest B”) described in Section 4 of Schedule A to the Nondisclosure Agreement. The purchase price to be paid at Closing will not increase or decrease based on Battle Mountain’s success, or lack of success, in entering into such definitive agreement.

(d)	Battle Mountain agrees to cooperate in facilitating Buyer’s completion of due diligence, including without limitation obtaining access to Battle Mountain’s royalty properties and their operators, obtaining access to due diligence information developed by Battle Mountain’s lenders, and assisting with such other matters as Buyer reasonably may request. Buyer acknowledges that the operator of the Dolores project may not agree to give Buyer access to that project.

5. No Solicitation of Competing Proposals; Other Prohibitions. During the period beginning on the date Battle Mountain counter-signs this letter and ending on the expiration of this letter, Battle Mountain will not (and will not cause or permit any of its subsidiaries, affiliates, officers, directors, employees, agents and representatives to) (i) solicit, initiate or encourage the submission of any proposal or offer from any person, corporation, partnership or other entity or group (other than Buyer or its affiliates) regarding any acquisition of Battle Mountain, any merger or consolidation with or involving Battle Mountain, or any acquisition of any material portion of the assets, capital stock or business of Battle Mountain (an “Acquisition Transaction”), including by way of providing information to, or negotiating with, third parties; (ii) declare or pay any dividends; (iii) incur additional debt; or (iv) issue additional securities (including without limitation taking any additional amounts out of the existing escrow in connection with the sale of common stock).
     Battle Mountain shall immediately advise Buyer in writing of the receipt by Battle Mountain, or by any of its affiliates or any of its officers, directors, employees, agents or representatives, of any offers or proposals relating to an Acquisition Transaction, which notice shall include the terms of such Acquisition Transaction and copies of any written materials containing or relating to such proposals.
6. Break-Up Fees.
     (a) In the event that either party shall breach any provision of this letter, the breaching party shall pay to the non-breaching party a break-up fee of $1,000,000 plus reimbursement of the non-breaching party’s fees and expenses (including, without limitation, legal, accounting, and technical fees and expenses) incurred in connection with this Proposal and the proposed Transaction.
     (b) In the event that within 12 months of the expiration of this letter, Battle Mountain enters into a definitive agreement with respect to an alternative Acquisition Transaction, then Battle Mountain shall pay to Buyer an additional break-up fee of $2,500,000 plus reimbursement of Buyer’s fees and expenses (including, without limitation, legal and accounting) incurred in connection with this Proposal and the proposed Transaction to the extent not already paid to Buyer under paragraph 6(a). This paragraph 6(b) shall not apply if Buyer terminates this letter, or if Buyer and Battle Mountain mutually agree in writing to terminate this letter.
7. Press Releases, Etc. The parties will consult with each other as to the timing and content of any announcements, press releases or public statements concerning the proposed Transaction. Notwithstanding any other agreement between the parties, including the Nondisclosure Agreement, the parties agree that they may make any disclosure relating to this letter and the

Transaction to the extent that such disclosure is necessary and advisable in order to comply with any law, rule or regulation applicable to such party.
8. Effect of this Agreement. This letter is a statement of the intentions of the parties and, except for the provisions of paragraphs 4(b), 4(c), 4(d), 5, 6, 7, 10, 11 and this paragraph 8 (which are intended to be binding legal agreements), is not intended to be a legally binding agreement or to create rights in favor of either party with respect to the proposed Transaction or the other transactions contemplated hereby. The obligations of the parties to consummate the transactions contemplated hereby shall be subject in all respects to the negotiation, execution and delivery of the Definitive Agreement referred to above and to the satisfaction of the conditions contained therein, and neither of the parties hereto shall have any liability to the other except for any breach of paragraphs 4(b), 4(c), 4(d), 5, 6, 7 or this paragraph 8 if we fail for any reason to execute a Definitive Agreement. In the event that the parties do not execute a Definitive Agreement, except as provided in paragraph 6 hereof, each party will bear its own fees and expenses incurred in connection with this Proposal and the proposed Transaction including all legal, accounting and financial advisory fees and expenses. This letter constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this letter with respect to the subject matter hereof.
9. Bridge Facility. Buyer agrees to negotiate with Battle Mountain to provide Battle Mountain a bridge loan facility of up to $20,000,000 bearing interest at LIBOR plus 3% which shall be secured by Battle Mountain’s assets in a manner satisfactory to Buyer. The entire outstanding principal and accrued interest shall be convertible at any time at the election of Buyer into Battle Mountain common stock at $0.60 per common share. The definitive loan agreement shall provide that proceeds of the loan may be used only for (i) repayment of the Macquarie Bank bridge facility in amounts up to $4,300,000; (ii) acquisition of the Dolores Royalty referenced in paragraph 4(b) above for amounts up to $9,450,000; (iii) acquisition of Interest A referenced in paragraph 4(b) above for amounts up to $5,000,000; and (iv) acquisition of Interest B referenced in paragraph 4(c) above for amounts up to $3,500,000. In the event that Interest A is not acquired as provided therein, the principal amount of the bridge loan facility to be negotiated would be reduced to $10,000,000. In the event such negotiations are successful, the parties shall execute a binding bridge loan term sheet on or before 5:00 PM PST on February 28, 2007, and shall use their best commercial efforts to execute the definitive loan agreement and related documentation for such bridge facility on or prior to March 9, 2007. If the binding bridge loan term sheet is not executed by both parties prior to the February 28, 2007 deadline, then this letter shall terminate and, in the absence of bad faith or breach of paragraph 5 above, neither party shall have any duty or obligation to the other, including any obligation to pay any fees or expenses pursuant to paragraph 6 above. In the event that a binding bridge loan term sheet is timely executed, but the definitive loan agreement and related documentation are not executed prior to March 22, 2007, then Buyer nonetheless shall fund in accordance with the binding bridge loan term sheet and the parties shall continue to work diligently toward a closing on the definitive loan agreement documentation.
     10. Governing Law. This letter, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Colorado.
     11. Expiration. This letter shall expire and be of no further force and effect on the first to occur of (i) 45 days following the date Battle Mountain counter-signs this letter, (ii) the execution of a Definitive Agreement, (iii) the date, if any, that Buyer advises Battle Mountain in writing that it no longer has an interest in pursuing the Transaction; or (iv) this letter terminates in accordance with paragraph 9 above, except for the provisions of paragraphs 4(b), 6, 7, 8 and 10 which shall survive the expiration of this letter.
     If Battle Mountain is prepared to proceed on the basis of this letter, please execute the enclosed copy in the space indicated below and return it to the undersigned. The terms of this proposal will expire unless it is accepted by 5:00 PM PST on February 28, 2007.

Very truly yours, ROYAL GOLD, INC.
By:	/s/ Tony Jensen
Tony Jensen
President and Chief Executive Officer

AGREED TO AND ACCEPTED:
BATTLE MOUNTAIN GOLD EXPLORATION CORP.

By:	/s/ Mark D. Kucher Mark D. Kucher
Chairman
Date: February 28, 2007